UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

HONGLI GROUP INC.

(Exact name of registrant as specified in its charter)

Beisanli Street, Economic Development Zone

Changle County, Weifang

Shandong, China 262400

Tel: +86 0536-2185222

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Company Website Information Update

In October 2023, Hongli Group Inc. (the “Company”) launched its investor relation website at http://hongliprofile.com/ir/. The Company’s former website at https://www.hlyxgg.com as previously provided in the Company’s filings with the Securities and Exchange Commission (the “SEC”) is no longer in use or under control by the Company. The investors are welcome to visit the new investor relation website for more information about the Company.

The information on the Company’s investor relation website shall not constitute to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The investors may access the Company’s filings filed with the SEC by visiting the SEC website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hongli Group Inc.

Date: October 23, 2023	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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